UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

7/35-39 William Street, Double Bay. NSW 2028, Sydney Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Completion of Acquisition or Disposition of Assets.

As previously disclosed, on January 21, 2021, Naked Brands Group Limited (the “Company”) announced its plans to undertake a transformative restructure in which it will dispose of its bricks-and-mortar operations in order to focus exclusively on its e-commerce business. To that end, the Company signed a non-binding and non-exclusive term sheet to divest itself of its Bendon Limited (“Bendon”) subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon.

Upon approval of the Company’s shareholders as described below under “Submission of Matters to a Vote of Security Holders,” the Company entered into a conditional share sale agreement (the “Bendon Share Sale Agreement”) for the sale of all of the issued share capital in Bendon (the “Transaction”) to JADR Holdings Pty Limited as trustee for the JDR Family Trust No 2, an entity affiliated with Mr. Davis-Rice (the “Davis-Rice Buyer”), and Matana Intimates Holdings Trustee Limited as trustee for the Matana Intimates Holding Trust, an entity affiliated with Ms. Johnson (the “Johnson Buyer,” and together, the “Buyers”).

The material terms of the Bendon Share Sale Agreement are set out below. The Bendon Share Sale Agreement is otherwise on terms that are customary for a management buy-out agreement of this nature including the provision by the Buyer of ‘reverse warranties’ in favor of the Company.

The Bendon Share Sale Agreement

The key terms of the Bendon Share Sale Agreement are as follows:

Agreement to buy and sell Bendon. Pursuant to the Bendon Share Sale Agreement, the Company sold all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described in below on the terms and conditions set out in the Bendon Share Sale Agreement. The Transaction will have an economic close of January 31, 2021 (the “Accounts Date”) notwithstanding that closing of the Transaction (the “Completion”) occurred on April 30, 2021.

Because the Buyers are related parties of the Company, the Company adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers’ proposal and the Bendon Share Sale Agreement. The independent directors of the Company formed an independent committee of the board of directors of the Company, which considered, on behalf of the Company, the Transaction. The consideration paid for the share capital of Bendon was determined through negotiations between the independent committee and the Buyers.

Consideration. The consideration paid by the Buyers was NZ$1.00 as adjusted based on the target inventory amount of NZ$18.2 million and by a true up adjustment for estimated Net Cash/(Debt) and Working Capital as at the Accounts Date. The inventory adjustment resulted in a payment by the Company to Bendon in the amount of NZ$4.8 million. The Net Cash/(Debt) and Working Capital adjustments are to be prepared within 30 business days after Completion.

Exit Event Proceeds. If the Buyers or Mr. Davis-Rice and Ms. Johnson agree to sell the shares in Bendon or its business within three years following closing of the Transaction (the “Completion”), the Company will be entitled to the following percentage of the net proceeds of the sale:

●	in the first year following Completion, 75%;

●	in the second year following Completion, 50%; and

●	in the third year following Completion, 25%.

Profit share. The Company is entitled to a tiered percentage of net profits of Bendon and the entities controlled by Bendon (the “Bendon Group”) for three years commencing on July 1, 2021, being in:

●	the first year, 30%;

●	the second year, 20%; and

●	the third year, 10%.

The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

FOH Services Agreement. FOH Online Corp. (“FOH Online”), the Company’s wholly owned subsidiary, entered into a management services agreement (the “FOH Services Agreement”) with Bendon pursuant to which Bendon will provide the management services summarized further under “—FOH Services Agreement” below.

Forgiveness of the Intra Group Loans. The Company forgave all inter-company debt owing by the Bendon Group to the Company and its subsidiaries other than the Bendon Group effective as of January 30, 2021 (which is approximately NZ$40.4 million).

Naked Facility. The Company will provide Bendon with a 5 year loan of up to NZ$7 million (the “Naked Facility”) at an initial interest rate per annum of 5% and, following Bendon obtaining additional external senior debt which the Buyers and Bendon are proposing to raise after Completion, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt. See “—Naked Facility” below.

Ms. Johnson’s employee entitlements. The Company will, to the extent permissible under the relevant rules, pay out or settle in cash, all of Ms Johnson’s: (a) accrued remuneration; and (b) share incentive entitlements, up to the Accounts Date.

Warranties and indemnities. The Company has agreed to provide warranties relating to title, authority and capacity along with associated indemnities for a breach in favor of the Buyers. Given the nature of the management buyout, the Buyers have agreed to provide market standard ‘reverse warranties’ in favor of the Company arising from their intimate knowledge of the Bendon Group business.

Costs. The Company has agreed to pay up to NZ$300,000 of the Buyers’ and Bendon’s costs in relation to the Transaction, which was agreed in exchange for the Buyers’ agreeing for the term sheet to be entered into on a non-exclusive basis.

Guarantee. Mr. Davis-Rice and Ms. Johnson guarantee certain obligations under the Bendon Share Sale Agreement with the balance being guaranteed post completion by Bendon.

FOH Services Agreement

In the current structure, Bendon performs certain services in relation to the FOH Online e-commerce business including revenue and financial reporting, product design, inventory management, freight and logistics management, website management, customer service, marketing and IT support (the “Bendon Services”).

As part of the Proposed Transaction, so that the Company can continue to operate FOH Online using the existing e-commerce model, operating and management structure without having to immediately construct a standalone infrastructure, a 5 year management services agreement was entered between FOH Online and Bendon. Under this agreement, Bendon will provide certain management services to FOH Online and FOH Online will reimburse Bendon for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5% administration fee based on monthly sales. The 5% administration fee is to cover the actual costs of services performed by Bendon personnel.

The other key terms of the FOH Services Agreement are as follows:

●	FOH Online may terminate for convenience by 3 months’ notice;

●	Bendon may not terminate for convenience; and

●	there are no exclusivity restrictions on either party.

Other than the terms outlined above, the FOH Services Agreement is on terms customary for an agreement of this nature.

Naked Facility

As part of the Transaction, the Company entered into a facility agreement (the “Facility Agreement”) for the Naked Facility. Under the Naked Facility, the Company will advance to Bendon an amount of up to NZ$7 million which will be guaranteed by the Australian and New Zealand entities in the Bendon Group and secured by all-asset security over their assets. No advances have been made as of the date of this report.

The Company has agreed that the Naked Facility will be subordinated to an additional loan which Bendon will be seeking from a third party lender, following Completion (the “Senior Debt”). Until such time as the Senior Debt has been obtained, the interest payable on the Naked Facility will be charged at a fixed rate of 5%. Following Bendon obtaining the Senior Debt, the interest rate will change to the rate that is 50 basis points higher than the rate agreed under the Senior Debt.

The loan has a fixed term of 5 years which may be repaid early in accordance with the Facility Agreement but may not be redrawn by Bendon.

Standard default provisions apply under the Facility Agreement if Bendon or its guarantors fails to repay or observe the terms of the Facility Agreement.

Consulting Agreement with Mr. Davis-Rice

In connection with the Completion, JADR Consulting Group Pty Ltd, an entity controlled by Mr. Davis-Rice (“JADR Consulting”), and the Company entered into a consultant service agreement (the “Consultant Agreement”), pursuant to which JADR Consulting agreed to make Mr. Davis-Rice available to serve as Chief Executive Officer and Chairman of the Company. The Consultant Agreement has a term of 2 years. On the date 12 months prior to the end of the existing term, the Consultant Agreement will be automatically extended by a further 2 years unless prior to such date either party gives written notice to the other party that the term will not be extended.

As compensation for the services, the Company will pay JADR Consulting US$500,000 per year. JADR Consulting also may be awarded bonuses as agreed with the board of directors of the Company from time to time. The Company also will reimburse JADR Consulting for expenses reasonably incurred in connection with the services.

Either party may immediately terminate the Consultant Agreement if the other party material breaches the Consultant Agreement and the breach is not curable or is not cured within 10 business days’ after written notice. The Company may terminate the Consultant Agreement at any time, without cause, on 12 months’ written notice (in lieu of all or part of the notice period, the Company may pay JADR Consulting the fees owed during the remainder of such notice period). In addition, either party may terminate the Consultant Agreement upon the insolvency of the other party.

The Consultant Agreement includes provisions vesting in the Company all rights to any intellectual property created in connection with the services and protecting the Company’s confidential information.

Submission of Matters to a Vote of Security Holders.

As previously disclosed, at 10:00 a.m. Sydney time on April 23, 2021 (8:00 p.m. New York time on April 22, 2021), the Company held an Extraordinary General Meeting of Shareholders (the “EGM”). Under the Company’s constitution and Australian law, a quorum was present. The sole item of business presented to the shareholders at the EGM was the consideration of an ordinary resolution to approve the giving of financial benefits to related parties of the Company (Mr. Davis-Rice and Ms. Johnson) in connection with the Transaction. The preliminary tabulation of the votes cast for and against the proposal was previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed on April 23, 2021.

The final tabulation of votes cast for and against the proposal, as well as the number of abstentions and broker non-votes with respect to the proposal, is as follows:

For	Against	Abstain	Broker Non-Vote
118,588,762	2,076,175	776,405	—

On April 30, 2021, the Company issued a press release announcing the final tabulation of votes from the EGM, the signing of the Sale Agreement and the closing of the Transaction. The press release is attached to this report as an exhibit and is incorporated herein by reference.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547 and 333-254245) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

10.1	Bendon Share Sale Agreement.

10.2	Form of FOH Services Agreement.

10.3	Form of Facility Agreement.

10.4	Form of Consulting Agreement.

99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer